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                                  [LETTERHEAD]

                                                                     EXHIBIT 7.2

                                                        May 21, 1994

The Board of Directors
Gerber Products Company
445 State Street
Fremont, MI 49413-0001

Members of the Board:

                You have asked us to advise you with respect to the fairness from a financial point of view to the holders of the Common Stock, par value $2.50 per share (together with the associated preferred stock purchase rights, the "Shares"), of Gerber Products Company (the "Company") of the consideration to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of May 21, 1994 (the "Merger Agreement"), among the Company, Sandoz Ltd. ("Buyer"), and SL Sub Corp., an indirect wholly owned subsidiary of Buyer ("Newco"). The Merger Agreement provides for, among other things, a cash tender offer by Newco to acquire all of the outstanding Shares at a price of $53 per Share (the "Tender Offer") and for a subsequent merger of Newco with and into the Company pursuant to which each outstanding Share (other than Shares already owned by Buyer or Newco) will be converted into the right to receive $53 in cash (the "Merger"). The terms and conditions of the Tender Offer and the Merger are set forth in more detail in the Merger Agreement.

In arriving at our opinion, we have:

- -      reviewed the Merger Agreement dated May 21, 1994 as executed;

- -      reviewed certain publicly available business and financial information relating to the Company for recent years and interim periods to date;

- -      reviewed certain internal financial and operating information, including financial forecasts, provided to us by the Company, and we have met with management of the Company to review and discuss such information and the Company's business, operations, assets, financial condition and future prospects;

- -      reviewed recent reported prices and trading activity for the Company's common stock;

- -      reviewed and considered certain financial and stock market data of the
       Company, and compared that data with similar data for certain other publicly traded companies which we believe may be similar or comparable to the Company;

- -      reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in the packaged food and baby food industries specifically, and in other industries generally;
       and
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Board of Directors
May 21, 1994
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- -     performed other such studies, analyses and investigations as we considered appropriate.

                In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all the financial and other information provided to us or publicly available, and we have not attempted independently to verify any of such information. We have assumed, with your consent, that the financial forecasts provided to us by the Company were prepared in good faith and on bases reflecting the best currently available judgements and estimates of the Company's management. In addition, we have not reviewed any of the books and records of the company or conducted a physical inspection of the properties or facilities of the Company, nor have we made or obtained an independent valuation or appraisal of the assets or liabilities of the Company. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof.

                We have acted as financial advisor to the Company in connection with the proposed Tender Offer and the Merger and will receive a fee for our services. In addition, we have performed various investment banking services for the Company and the Buyer in the past and have received customary fees for such services. In the ordinary course of our business, we may actively trade the debt and equity securities of the Company and the Buyer for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

                It is understood that this letter is solely for the benefit and use of the Board of Directors of the Company in its consideration of the Tender Offer and the Merger. This letter does not constitute a recommendation to any stockholder with respect to whether to tender Shares pursuant to the Tender Offer or whether to vote in favor of the Merger and should not be relied upon by any stockholder as such.

                Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the $53 per Share cash consideration to be received by the stockholders of the Company pursuant to the Tender Offer and the Merger is fair from a financial point of view to such stockholders.

                                      Very truly yours,

                                      WASSERSTEIN PERELLA & CO., INC.